Exhibit 12
FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First Nine
	Months	For the Years Ended December 31,
	2008	2007	2006	2005
	(in millions)
Earnings
Income/(Loss) before income taxes	$(2,187)	$1,215	$1,953	$2,923
Less: Equity in net income/(loss) of affiliated companies	6	14	7	11
Fixed charges	5,792	8,652	7,842	6,642

Earnings before fixed charges	$3,599	$9,853	$9,788	$9,554

Fixed charges (a)
Interest expense	$5,781	$8,630	$7,818	$6,616
Rents	11	22	24	26

Total fixed charges	$5,792	$8,652	$7,842	$6,642

Ratio of earnings to fixed charges	(b)	1.14	1.25	1.44

(a)	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

(b)	Earnings inadequate to cover fixed charges by $2,193 million.